News Release
Issued on behalf of RELX PLC and RELX NV

7.00am BST
26 October 2017

NINE MONTH TRADING UPDATE — 2017

RELX Group, the global professional information and analytics company, reports continued underlying revenue growth in the first nine months of 2017 and reaffirms the outlook for the full year.

Underlying revenue growth +4% in the first nine months of 2017
Acquired 6 assets for a total consideration of £118m year to date, and disposed of assets for £78m
Completed £650m of the previously announced £700m share buyback, with the remainder to be deployed by year end
The full year outlook is unchanged: We are confident that we will deliver another year of underlying revenue, profit, and earnings growth in 2017

Scientific, Technical & Medical

Underlying revenue growth +2%.
Our customer environment remains largely unchanged. Key business trends remained positive in primary research and in electronic databases and tools. Print book declines moderated relative to a weak prior year comparative, and print pharma promotion declined in line with historical trends.
Full year outlook: We continue to expect modest underlying revenue growth.

Risk & Business Analytics

Underlying revenue growth +8%.
Strong revenue growth across all key segments continued in line with the first half of the year. The market environment for US insurance remained unchanged from the first half, and business services and other segments continued to see a positive environment.
Full year outlook: We expect underlying revenue growth trends to continue.

Legal

Underlying revenue growth +2%.
Market conditions in the US and Europe remain stable. Other international markets continued to grow well. The roll out of new platform releases continued, with usage migration progressing well.
Full year outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth.

Exhibitions

Underlying revenue growth +5%.
Overall growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector.
Full year outlook: We expect underlying revenue growth trends to continue to be in line with the prior year, with cycling-out effects decreasing the reported revenue growth rate by around five percentage points.

Underlying figures are additional performance measures used by management, and are calculated at constant currencies, excluding the results of all acquisitions and disposals made in both the year and prior year, assets held for sale, exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

Disclaimer regarding forward-looking statements
This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the Group’s intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the Group’s products and services; competitive factors in the industries in which the Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

Notes for Editors
About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £34bn/€38bn/$44bn.